# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Duos Technologies Group, Inc., CIK 0001396536
CUSIP: 266042407
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 7660 Centurion Parkway, Suite 100, Jacksonville, Florida (FL), 32256
Date of event which requires filing of this statement: 03/19/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001781002-19-000024
Filed by CIK 0001781002

## Reporting persons
- Bleichroeder LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,504,934; shared voting power 0; sole dispositive power 1,504,934; shared dispositive power 0; aggregate amount beneficially owned 1,504,934 (19.99% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 1,504,934; shared voting power 0; sole dispositive power 1,504,934; shared dispositive power 0; aggregate amount beneficially owned 1,504,934 (19.99% of the class)
- Andrew Gundlach: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 1,504,934; shared voting power 0; sole dispositive power 1,504,934; shared dispositive power 0; aggregate amount beneficially owned 1,504,934 (19.99% of the class)

## Item 1. Issuer
Name of issuer: Duos Technologies Group, Inc.
Address of issuer's principal executive offices: 7660 Centurion Parkway, Suite 100, Jacksonville, FL 32256

## Item 2. Person Filing
Name of person filing:
Bleichroeder Holdings LLC
Bleichroeder LP
Andrew Gundlach
Address of principal business office or, if none, residence:
1345 Avenue of the Americas, 47th Floor
New York, NY 10105
Citizenship:
Bleichroeder Holdings LLC and Bleichroeder LP: Delaware, USA
Andrew Gundlach: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See cover page.
Percent of class: See cover page.
Sole power to vote or to direct the vote: See cover page.
Shared power to vote or to direct the vote: See cover page.
Sole power to dispose or to direct the disposition: See cover page.
Shared power to dispose or to direct the disposition: See cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Bleichroeder LP (Bleichroeder), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 1,504,934 shares, or 19.99%, of the common stock ("Common Stock") believed to be outstanding. The 1,504,934 shares include 1,283,162 shares of Common Stock, and 221,772 shares of Series D Non-Voting Convertible Preferred Stock and Series E Non-Voting Convertible Preferred Stock (the "Preferred Stock"). In accordance with the Preferred Stock Agreement, exercise of the Preferred Stock is subject to a Beneficial Ownership Limitation (as defined in the agreement) of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise. If there was no 19.99% limit on the exercise of Preferred Stock, Bleichroeder would be deemed to be the beneficial owner of 5,494,140 shares of Common Stock, representing 47.70% of the outstanding shares of Common Stock. Clients of Bleichroeder have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Agreement of the Reporting Persons
Exhibit 99.2: Subsidiary Information

## Signatures
- Bleichroeder LP: Andrew Gundlach, Andrew Gundlach, Chairman and CEO (03/21/2025)
- Bleichroeder Holdings LLC: Andrew Gundlach, Andrew Gundlach, Chairman and CEO (03/21/2025)
- Andrew Gundlach: Andrew Gundlach, Andrew Gundlach, Individual (03/21/2025)